ATTORNEYS AT LAW 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Main 720 566-4000 Fax 720 566-4099 www.cooley.com DANIEL P. MEEHAN (720) 566-4061 dmeehan@cooley.com	Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800
May 15, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Daniel F. Duchovny, Esq.

Re:	Pharmion Corporation
Schedules TO-C filed February 15 and 28, 2006
Schedule TO-I filed April 19, 2006, amended April 21, 2006
SEC File No. 005-79338
Dear Mr. Duchovny:
On behalf of Pharmion Corporation (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Tender Offer Statement on Schedule TO-I, File No. 005-79338 (the “Tender Offer”), marked to show changes to the Tender Offer filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 19, 2006 and amended on April 21, 2006. Also included is Exhibit 99.(a)(1)(L) to the Amendment, Supplemental Disclosure to Pharmion Employees Eligible to Participate in the Option Exchange Program (the “Supplement”).
This Amendment and accompanying Supplement are being filed in response to comments received from the staff of the Commission (the “Staff") by letter dated April 26, 2006, with respect to the Tender Offer. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, have been incorporated into this response letter in italics. Page references in the text of the responses in this letter correspond to the page numbers of the Offer to Exchange Outstanding Options to Purchase Common Stock (the “Offer”).
Schedules TO-C
1.	We note you issued communications to the security holders on February 15 and 28 without the legend required by Instruction 3 to Rule 13e-4(c). Please confirm your understanding of the requirements of the referenced rule.

May 15, 2006
Page Two
The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that that the Company’s understanding of the referenced rule is that all pre-commencement written communications should include the legend required by Instruction 3 to Rule 13e-4(c). The referenced communications were inadvertently sent to holders of the subject security without the requisite legend. The Company attempted to mitigate this oversight by promptly filing the communications, along with the requisite legend, with the Commission under Schedules TO-C.
Schedule TO-I
Item 6. Purposes of the Transaction
2.	Please revise to state whether you currently have any plans, proposals or negotiations that result or would result in any of the actions set forth in Item 1006(c) of Regulation M-A.
In response to the Staff’s comment, the Company has revised the disclosure in Item 6 of the Amendment.
Item 10. Financial Statements
3.	It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A. Please provide the pro forma financial information pursuant to Item 1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov for additional guidance.
The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that that the Company does not believe that the transaction will have a material effect upon (i) the Company’s balance sheet, (ii) the Company’s statement of income, earnings per share, and ratio of earnings to fixed charges, or (iii) the Company’s book value per share. As a result, the Company has not revised its disclosure in the Amendment to include pro forma financial information pursuant to Item 1010(b) of Regulation M-A.
In addition, in response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security to provide the summary financial information described in Item 1010(c) of Regulation M-A. This additional disclosure can be found in Item I of the Supplement, which will be disseminated to all holders of the subject security.

May 15, 2006
Page Three
Offer to Exchange
Number of Options: Expiration Date, page 7
4.	Please disclose the number of options subject to your offer.
In response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security by providing the number of options subject to the Offer. This additional disclosure can be found in Item II of the Supplement, which will be disseminated to all holders of the subject security.
Conditions of the Offer, page 10
5.	Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
The Company supplementally confirms its understanding that (i) when a condition is triggered and the Company decides to proceed with the Offer, this constitutes a waiver of the triggered condition(s), and (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer period and recirculate new disclosure to holders of the subject security.
Interests of Directors and Executive Officers, page 13
6.	Please revise your disclosure in the third paragraph to describe any transactions in the subject securities during the past 60 days. Refer to Item 1008(b) of Regulation M-A.
In response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security by providing a description of all transactions in the subject securities during the sixty (60) days prior to the commencement of the Offer. This additional disclosure can be found in Item III of the Supplement, which will be disseminated to all holders of the subject security.

May 15, 2006
Page Four
Extension of this offer; Termination, page 16
7.	The first sentence of the third paragraph in this section appears to indicate that you may terminate the offer for any reason. The right to terminate the offer for any reason would render the offer illusory. Please revise to eliminate this right or clarify.
In response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security by eliminating the right to terminate the Offer for any reason. This amendment can be found in Item IV of the Supplement, which will be disseminated to all holders of the subject security.
8.	We note that you intend to provide notice of an extension no later than 9:00 a.m. Mountain Daylight Time. Please note that Rule 14e-1(d) require such notices to be provided no later than 9:00 Eastern time. Please revise.
In response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security to provide that all references in the Offer to a specific time of day shall refer to Eastern time, rather than Mountain Daylight Time. This amendment can be found in Item V of the Supplement, which will be disseminated to all holders of the subject security.
Additional Information, page 17
9.	Note that our new address is Station Place, 100 F Street, N.E., Washington, D.C. 20549 and that our regional reference offices are no longer open to the public. Please revise.
In response to the Staff’s comment, the Company has amended and supplemented the Offer disseminated to holders of the subject security by providing the new address of the Commission, and advising holders of the subject security to disregard previous references to the address of the Commission. This amendment can be found in Item VI of the Supplement, which will be disseminated to all holders of the subject security.
Stock option Exchange Election Form
10.	We note that under the heading “My Election” you improperly ask tendering security holders to certify that they have “carefully read” the offer and that they “fully understand” that in tendering securities they accept all of the terms of the offer. A similar representation is asked to be made in the “Acknowledgment.” Please revise to delete the requirement that security holders provide the certifications described above. Alternatively, amend the form to include a legend in bold typeface that indicates Pharmion Corporation does not view the certifications made by security holders that they understand the offer materials as a waiver of liability and that Pharmion Corporation promises not to assert that this provision constitutes a waiver of liability.

May 15, 2006
Page Five
In response to the Staff’s comment, the Company has included the following statement in Item VII of the Supplement, which will be disseminated to all holders of the subject security: “Pharmion Corporation does not view the certifications made by security holders in the Stock Option Exchange Election Form that they understand the Offer materials as a waiver of liability, and Pharmion Corporation promises not to assert that this provision constitutes a waiver of liability.” Further, the Company will deem all Stock Option Exchange Election Forms returned to the Company to include such statement.
Please do not hesitate to call me at (720) 566-4000 if you have any questions or would like additional information regarding this matter.

Sincerely,
/s/ Daniel P. Meehan
Daniel P. Meehan, Esq.

cc:	Steven N. Dupont (Pharmion Corporation)
James C.T. Linfield (Cooley Godward LLP)
Enclosures

May 15, 2006
Page Six
Acknowledgement of Pharmion Corporation
Reference is made to the attached letter (the “Response”) from Cooley Godward LLP in response to comments received from the Staff in a letter dated April 26, 2006, with respect to the Tender Offer. Capitalized terms not defined herein shall have the meaning set forth in the Response. In connection with the Response, Pharmion Corporation acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Pharmion Corporation
By:	/s/ Erle T. Mast
Erle T. Mast
Its: Chief Financial Officer